                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  _____________


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 2001

                                       of

                       DUKE ENERGY RETIREMENT SAVINGS PLAN

                          Commission File Number 1-4928


                Issuer of Securities held pursuant to the Plan is DUKE ENERGY CORPORATION, 422 South Church Street,
                      Charlotte, North Carolina 28202-1904

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN


                 Financial Statements and Supplemental Schedule
                        with Independent Auditors' Report

                           December 31, 2001 and 2000

                                TABLE OF CONTENTS

Independent Auditors' Report                                                            3


Financial Statements:
       Statements of Net Assets Available for Benefits as of December 31,
          2001 and 2000                                                                 4

       Statement of Changes in Net Assets Available for Benefits                        5
          For the Year Ended December 31, 2001

       Notes to Financial Statements                                               6 - 11

Supplemental Schedule

       Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       12

NOTE: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
       Duke Energy Retirement Savings Plan
       Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Charlotte, North Carolina
June 8, 2002

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

(IN THOUSANDS)

Assets:                                           2001            2000
                                             -------------   -------------

   Investments (Notes 1, 2, 3, 4 and 5)      $  2,600,770    $  2,709,289
                                             -------------   -------------

   Receivables:
     Due from broker for securities sold                -             381
     Accrued interest and dividends                   724           1,827
   Cash                                                16               -
                                             -------------   -------------
         Total Assets                           2,601,510       2,711,497

Liabilities:
   Due to broker for securities purchased               -             555
   Other payables                                     451             784
                                             -------------   -------------
          Total Liabilities                           451           1,339
                                             -------------   -------------

Net assets available for benefits            $  2,601,059    $  2,710,158
                                             =============   =============


See notes to financial statements.

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

(IN THOUSANDS)

Additions to net assets attributed to:

   Investment loss: (Notes 2, 3 and 4)
        Dividends                                         $        52,495
        Interest                                                   10,019
        Net depreciation in fair value of investments            (195,903)
                                                          ----------------
           Total investment loss, net                            (133,389)
                                                          ----------------

   Contributions:
        Employer                                                   67,002
        Participants                                              104,880
        Rollovers from other plans (Note 1)                           688
                                                          ----------------
           Total contributions                                    172,570
                                                          ----------------

          Total additions                                          39,181
                                                          ----------------

Deductions from net assets attributed to:

   Distributions to participants                                  147,334
   Administrative expenses                                            946
                                                          ----------------

          Total deductions                                        148,280
                                                          ----------------

Net increase in net assets available for benefits                 109,099

Net assets available for benefits, January 1, 2001              2,710,158
                                                          ----------------

Net assets available for benefits, December 31, 2001      $     2,601,059
                                                          ================



See notes to financial statements.

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements


1.   Description of the Plan:

     The following description of the Duke Energy Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     Participation and Purpose

     The Duke Energy Corporation Retirement Savings Plan is sponsored by Duke Energy Corporation and its participating affiliates which are Crescent Resources, Inc., Duke Engineering & Services, Inc. (including its wholly-owned subsidiaries DE&S Northwest, Inc. and Intera, Inc.), Nantahala Power and Light Company (Nantahala), Duke Energy International, Inc., Duke Project Services, Inc., and DukeSolutions, Inc. (collectively referred to as the "Employing Company").

     The purpose of the Plan is to provide an opportunity for eligible employees of the Employing Company to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the Employing Company, to diversify their investments under the Plan among certain common trust funds, and to acquire an investment interest in common stock of Duke Energy Corporation (Common Stock), thus enhancing the ability of employees to share in the corporation's success. This defined contribution plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Generally, employees of the Employing Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and
     2) have been an employee throughout the three immediately preceding calendar months or have accrued 1,000 hours of service within a plan year.

     Trustee

     Effective February 1, 2000, Wachovia Bank sold its master trust and institutional custody lines of business to State Street Bank and Trust Company ("State Street"). State Street replaced Wachovia Bank as the Plan's trustee.

     Contributions

     Participants may authorize payroll reductions from eligible earnings in the form of Employing Company-matched deferrals and non-Employing Company matched deferrals. Employees may elect payroll reductions (subject to certain limitations) of up to 15% of eligible earnings without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of
     Section 401(k) of the Internal Revenue Code. The Employing Company contributes (subject to certain limitations) an amount equal to 100% of the first 6% deferred in any pay period. Employing Company matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

     Rollovers from Other Plans

     Rollovers from other plans represent amounts recorded when new employees who elect enrollment in the Plan transfer account balances from other eligible, tax-qualified plans. Rollovers of $688,371 in 2001 were from various new hires and business acquisitions.

     Investments

     Subject to limitations discussed below, participants may invest their accounts in any or all of the investment funds offered in the Plan. Participants who continue to hold U.S. Savings Bonds are restricted to investing in Duke Energy Corporation Common Stock. Participant accounts invest in "units" of a fund based on its market price. The value of an account is updated daily. Throughout the plan year, seven funds were offered for investment.

     Duke Energy Corporation reserves the right to change the investment funds offered from time to time. Units in any fund that is deleted would be liquidated and transferred to another fund of the participant's choice.

     Participant balances that are attributable to contributions to the Duke Energy Corporation Employees' Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp. and participating Affiliates may only be invested in the Duke Energy Corporation Common Stock Fund.

     Participants' Accounts

     Individual accounts are maintained for plan participants. The deferrals are invested as directed by the participant. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of section 404(c) of ERISA. Employing Company matching contributions are invested in the Duke Energy Corporation Common Stock Fund. Shares and Common Stock dividends are allocated to individual participant accounts in proportion to the amounts of their deferrals and related employer contributions.

     Vesting and Distribution

     All participant deferrals and Employing Company matching contributions, plus earnings thereon, are 100% vested for all participants. A participant may elect to receive distributions from his Employing Company matching contribution account to the extent Employing Company contributions have matured. Employing Company matching contributions mature at the end of the 24th month following the month in which the contributions are made to the accounts. A participant may request a distribution from his deferral account, including his rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59 1/2. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

     Payment of Benefits

     On termination of service for any reason a participant or, if the participant is dead, his beneficiary, may request the distribution of the balance in all of his accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year.

     Employee Loans Receivable

     Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or 50% of their account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the rate charged by the trustee of the Plan on similar commercial loans. Principal and interest is paid ratably through monthly payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals at the time of repayment.

     Plan Termination

     The Employing Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan subject to provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on the balances in their individual accounts at the date of termination.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition

     Investments are reported at fair market value. Investments in common trust funds (`funds') are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     Payment of Benefits Benefits are recorded when paid.

     Administrative Expenses

     Administrative expenses are paid by the Plan to third party vendors.

3.   Investments:

     The following presents investments that represent 5% or more of the Plan's net assets available for benefits (in thousands):

                                                                                    December 31,
                                                                               2001               2000
                                                                          -------------      -------------
     Duke Energy Corporation common stock, 47,144 and 43,206              $  1,850,879*      $  1,841,861*
       shares, respectively
     Barclay's Global Investors Equity Index Fund, 11,715 and 12,697
       shares, respectively                                                    179,360            220,548
     State Street Bank Short Term Investment Fund, 191,740 and 243,238
       shares, respectively                                                    191,740*           243,238*

     * Nonparticipant - directed

     The number of shares outstanding at December 31, 2000 (shown above) have been restated to reflect the effects of the 2 for 1 stock split that was effective January 26, 2001.

     From the date of the financial statements, December 31, 2001 to the date of the audit opinion, June 8, 2002, the fair market value of the Duke Energy Common Stock decreased by $9.26 per share from $39.26 at December 31, 2001 to $30.00 on June 7, 2002. The effect on the fair market value of the 47,144,000 shares held by the Plan as of December 31, 2001 was a decrease in the fair market value of the shares by approximately $436,000,000.

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(195,903) as follows (in thousands):

     Common stock                              $      (163,093)
     Common trust funds                                (33,960)
     Other securities                                    1,150
                                               ---------------
                                               $      (195,903)
                                               ===============

4.   Nonparticipant-Directed Investments:

     Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                                          December 31,
                                                     2001             2000
                                                 -------------    -------------
     Net Assets:
       Common stock                              $   1,850,879    $   1,841,861
       Short-term investment funds                     191,740          243,238
                                                 -------------    -------------
                                                 $   2,042,619    $   2,085,099
                                                 =============    =============


                                                           Year ended
                                                         December 31, 2001
                                                        ------------------
     Changes in Net Assets:
       Contributions                                    $           67,002
       Dividends                                                    52,495
       Net depreciation in fair value of investments              (141,226)
       Distributions to participants                               (92,230)
       Transfers from participant-directed investments             156,439
                                                        ------------------

                                                        $           42,480
                                                        ==================

5.   Related Party Transactions:

     Certain Plan investments are shares of a money market fund managed by State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment administrative expenses amounted to $946,000 for the year ended December 31, 2001. Also included in the Plan's investments are shares of Duke Energy Corporation, the Plan's sponsor, which qualify as party-in-interest transactions.

6.   Federal Income Tax Status:

     The Internal Revenue Service has determined and informed Duke Energy Corporation by a letter dated April 10, 1998, that the Plan is qualified and the trust which forms a part of the Plan is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Subsequent Events:

In early 2002, the Employing Company, Duke Energy Corporation, announced the sale of Duke Engineering & Services, Inc. (DE&S) to Framatome ANP, Inc. and Duke Solutions, Inc. to Ameresco, Inc. Two components of DE&S will remain with the Employing Company. In April 2002, the Employing Company announced the sale of the Anderson Water Company to the Anderson County Joint Municipal Water System and the City of Anderson, South Carolina. Vested participants affected by these divestures may leave their participant accounts in the Plan or they may elect to roll them over to another qualified plan or receive a direct distribution. As of June 8, 2002 withdrawals from the Plan by these affected employees are not material to these financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Duke Energy Retirement Savings Plan



Date:  June 28, 2002            By:   _______________________________________
                                      Charlotte Wayland
                                      Chairman, Benefits Committee

                                  DUKE ENERGY
                            RETIREMENT SAVINGS PLAN
   Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2001

(IN THOUSANDS)

 Identity of Issue, Borrower, Lessor or Similar Party              Description of Investment     Number of Shares      Cost
                                                                including Maturity Date, Rate of
                                                                  Interest, Collateral, Par or
                                                                         Maturity Value
 *    Duke Energy Corporation                                            Common Stock                  47,144        $927,276
      Barclays' Global Investors Equity Index Fund                    Common Trust Fund                11,715           **
      Capital Guardian Int'l. Equity Fund                             Common Trust Fund                 4,518           **
      BGI Russell 1000 Value Fund                                     Common Trust Fund                 3,631           **
      J. P. Morgan Disciplined Equity Fund                            Common Trust Fund                 3,407           **
      US Large Cap Fund                                               Common Trust Fund                 5,797           **
      Barclays' Global Investors Russell 2000 Equity Index Fund       Common Trust Fund                 6,174           **
      MAS Funds Advisory MTG Portfolio                                Common Trust Fund                 3,824           **
      Morgan Stanley Bond Fund                                            Bond Funds                      -             **
 *    State Street Bank Short Term Investment  Fund                   Money Market Fund               191,740        $191,740
 *    Employee Loans Receivable                                       Participant Loans                   -             **
                                                                Interest Rates 5.75% - 10.50%

 Identity of Issue, Borrower, Lessor or Similar Party             Current Market
                                                                       Value
 *    Duke Energy Corporation                                      $1,850,879
      Barclays' Global Investors Equity Index Fund                    179,360
      Capital Guardian Int'l. Equity Fund                              50,556
      BGI Russell 1000 Value Fund                                      35,002
      J. P. Morgan Disciplined Equity Fund                             69,084
      US Large Cap Fund                                                33,298
      Barclays' Global Investors Russell 2000 Equity Index Fund        72,117
      MAS Funds Advisory MTG Portfolio                                 37,925
      Morgan Stanley Bond Fund                                         17,542
 *    State Street Bank Short Term Investment  Fund                   191,740
 *    Employee Loans Receivable                                        63,267

                                                                   ----------
                                                                   $2,600,770
                                                                   ==========

 * Permitted party-in-interest
** Cost information is not required for participant directed investments and, therefore, is not included.